  EXHIBIT 99.1

UMeWorld Appoints CFO And Provides Corporate Update

HONG KONG, CHINA / June 5, 2017 / UMeWorld is pleased to announce the appointment of Mr. Winfield Ding CPA, CA, MBA as the Company’s Chief Financial Officer. Mr. Ding is a seasoned senior finance executive with over fifteen years of finance and operations experience and has held CFO, board director and audit committee chair positions at several public and privately held companies in the education, technology, energy & mining industries.

Mr. Ding began his career as an Audit Manager with McGovern Hurley Cunningham LLP. At McGovern, Mr. Ding worked in their audit and assurances practice across a wide range of industries, focusing on companies in the entertainment and media space. Mr. Ding holds a Master of Business Administration from the University of Hong Kong and is a Member of the Chartered Accountants of Ontario.

Corporate Update

UMTang

The Company launched three corporate-owned UMTang noon-care & after-school tutoring centers between February and May, 2017. Although these three centers have been used for demonstration and training purposes, they are fully enrolled with students and are producing revenues. On April 17, 2017, the Company launched the UMTang partnering program and as of this date, one hundred and six partners have joined the program, making UMTang the largest noon-care and after-school tutoring operator in the City of Guangzhou, as measured by service location.

As of July 1, 2017, all UMTang partners will process their clients’ payments (“GMV”) via the Company’s mobile payment App on the "WeChat" platform, to standardize revenue implementation. Concurrently, UMTang will launch six value-added products to be marketed to K3-K6 students, via UMTang partners, during the summer season. It is anticipated that there will be a gradual build-up of GMV, from that point forwards.

The market for K1-K6 noon-care and after-school tutoring is estimated to be valued at between RMB 100 billion and RMB 300 Billion (US$14.5B to US43.5B) per annum. A typical home-based provider services ten children, with gross revenues of RMB12,000 (USD $1,739) per month for the provision of basic noon-care and after-school tutoring service. Company revenue projections are based on a minimum 3% commission fee against basic noon-care GMV and up to 20% on GMV for value-added products such as summer/weekend camps, English lessons, hobby classes and most importantly, the Company's online assessment tools and teaching materials from Teachers University. Such value-added products, that are exclusive to the UMTang network, are attractive marketing tools to the Company's partners, as they have no other way to access these unique and proprietary educational resources.

There are over 330,000 service providers competing in the noon-care & after-school tutoring market for K1-K6 students in China. However, to the best of the Company’s knowledge, the largest noon-care brand has just over five hundred franchisees across the entire country. The Company's near-term target is to have a minimum of five hundred partner locations established by the end of August, 2017, to exploit the beginning of the new academic year in September, the peak season in the tutoring industry.

The Company's ultimate goal is to consolidate up to 30,000 existing home-based providers under the UMTang banner in the fourteen major Chinese cities, upgrading them to UMTang's high quality standards. These home-based providers will become the Company’s sales portal which will then be used to market a variety of quality education and life-style products to the entire Chinese family.

UMFun/China Mobile

Launched in 2013, UMFun is the Company’s flagship product and has received the prestigious “2016 Top 100 Online Education Product” designation in China. In July 2014, the Company entered into a business relationship with China Mobile Limited, to be a partner on its “AND” Education Mobile Platform. This collaboration with China Mobile is a major cornerstone in UMeWorld’s business plan. China Mobile created its “AND” education platform in 2003, now a closed pay-for-use communication portal system and operated independently by China Mobile’s wholly-owned provincial subsidiaries. System-wide, it is used by over ninety million teacher, student and parent subscribers. In 2016, China Mobile began consolidating the individual provincial “AND” education offerings into one national platform. To date and until this consolidation is completed, UMFun and the other educational apps on the platform are made available by China Mobile to subscribers free of charge. On June 1, 2017, UMFun was chosen to be listed on the consolidated platform. This national platform listing is also a major milestone for the Company, as UMFun will become available to the over ninety million “AND” education platform subscribers in this closed marketing system. The Company has yet to be informed of the commercialization plan of the national platform, but believes that this will occur before September of this year, to coincide with the commencement of the 2017 - 2018 school year. Currently, UMFun is available on six “AND” education provincial platforms and is the most actively used app on three of those platforms. UMFun currently has over fourteen million users.

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Management Commentary

“The Company has been making excellent progress in the past months and we are firing on all cylinders. The stage is set for UMeWorld to become the leading educational service provider in China and we expect the next six months to mark a major inflection point in our growth. We thank our shareholders for their continued support and we look forward to reporting on our excellent progress as we continue to execute on our growth plans,” commented Michael Lee, President & CEO.

About UMeWorld

UMeWorld is an internet technology company with a focus on the K-12 education market in China. UMFun, the Company’s flagship product, is a cloud-based, adaptive learning and assessment platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items in accordance with the student’s learning needs. UMFun’s off-school version is made available to Chinese K-12 students through China Mobile, the world’s largest mobile service provider by network scale and subscriber base, serving over 823 million customers.

Forward Looking Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook for UMTang partnering program, quotations from management in this announcement, as well as UMeWorld's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited operations and need to expand in the near future; the potential lack of market acceptance of our products; our inability to raise additional capital to fund our operations and business plan; our ability to continue as a going concern; our ability to continue to attract UMTang partners; our ability to maintain and enhance the UMTang and UMFun brands; and our ability to compete effectively against our competitors. Further information regarding these and other risks is included in the Company's reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and UMeWorld Limited undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ruby Hui, Executive Vice President

UMeWorld Limited

E-mail: info@umeworld.com

Website: www.umeworld.com

Telephone: (852) 3708 3235

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